FOR IMMEDIATE RELEASE
                                Via Facsimile - 1 page total
                                    CONTACT:  Maja D. Larson
                                           206-623-1635 x108




         TODD ANNOUNCES NEW CHIEF FINANCIAL OFFICER

      SEATTLE, WASHINGTON, July 14, 1995 --- Todd Shipyards Corporation ("Todd") has announced that Patrick L. Duong has been named Todd's Chief Financial Officer. Mr. Duong will start on July 17, 1995. He is joining Todd from the San Francisco area where, most recently, he was the CFO of Alcatel TITN Inc., a developer of data communication software and PC based hardware, headquartered in France. Prior to that Mr. Duong worked in the oil field equipment and supply business, as well as the real estate development and management business.